Exhibit 99.1
Iron ore Pilbara media visit 15 — 18 January 2008

Cautionary statement This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions. Forward Looking Statements •This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans a nd objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. •Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of production during any period, levels of demand and market prices, the ability to produce and tr ansport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or For m 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Fina ncial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. •Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. •Information about BHP Billiton included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about Rio Tinto included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by Rio Tinto. Directors’ Responsibility Statement: •The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this presentation, except that the only responsibility accepted in respect of information relating to BHP Billito n, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information. •Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this presentation with their consent or any person involved in the preparation of this presentation makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this presentation will be achieved. •Subject to any continuing obligations under applicable law, the Takeover Code, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange, Rio Tinto expressly disclaims any obligation to disseminate, after the date of this presentation, any updates or revisions to any statements in this presentation to reflect any change in expectations or events, conditions or circumstances on which any such statem ents are based. Rio Tinto Pilbara media visit — January 20082

Port infrastructure Mike Spreadborough General manager coastal operations — Iron ore 17 January 2008 Rio Tinto Pilbara media visit — January 20083

Rio Tinto’s Pilbara port infrastructure is world class Parker Point• Current port capacity is 195mtpa: -Parker Point: 94mtpa -EII: 46mtpa -Cape Lambert: 55mtpa •All three terminals managed together as one port: East Intercourse Island (EII)- Sharing of common support such as: Maintenance, Engineering, Safety and Scheduling -Optimisation of ship queuing and tug fleet -Balancing of ore production by product and grade Cape Lambert through rail connections -Shared learning and standardisation of processes. •Combined manning: ~800 Rio Tinto Pilbara media visit — January 20084

Dampier: Two outstanding terminals in one location East Intercourse Island •Total capacity of 140mtpa •5 berths, plus 1 lay-by berths •3 shiploaders and 3 car dumpers •Excellent maintenance free channel Parker Point with sheltered anchorage Rio Tinto Pilbara media visit — January 20085

Cape Lambert: world class terminal, with a number of expansion options •Current capacity of 55mtpa -2 berths -2 shiploaders and 2 car dumpers -4mt of live stockpile capacity •Expansion to 80mtpa underway, with completion scheduled for Q1 2009 -berths expand to 4 with upgraded ship loaders •Ability to expand to 180mtpa, with the option of expanding further to 280mtpa •Excellent deep water access for bulk carriers in semi sheltered environment Rio Tinto Pilbara media visit — January 20086

RioTinto

Port operations



Shipping Channel
Anchorage
Shipping Channel
Anchorage
47km
Cape Lambert
Point Samson
EII
Parker Point
Dampier
Wickham
Karratha
Roebourne
Tom Price Mainline Railway
Deepdale Railway
NORTH
MGA Zone 50

Source: Rio Tinto

Rio Tinto Pilbara media visit - January 2008

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Annual shipping — Dampier and Cape Lambert of 9% 160ate r growth ual ann tive Cumula 120 Mt 80 40 0 2001 2002 2003 2004 2005 2006 2007 DampierCape Lambert Source: Rio Tinto Rio Tinto Pilbara media visit — January 20088

Summary •Three shipping terminals managed as a single port system -East Intercourse Island and Parker Point at Dampier -Cape Lambert •Efficiencies and standardisation continue to be driven -Common interface for maintenance, safety, scheduling, demand chain interface, marketing and shipping -Further development of the ‘one port’ model to enhance existing efficiencies •Operational efficiencies through introduction of the Pilbara Blend •Committed expansion program on time -Dampier to 140mtpa now complete -Cape Lambert to 80mtpa now underway -Further expansion options at Cape Lambert are under study Rio Tinto Pilbara media visit — January 20089

Port Hedland inner harbour capacity constraints 320 280 108 240 annum 20018 per tonnes 160320 102 Million 120 80 92 40 0 InnerBHPB Public user OtherForecast Harbour existingberthBHPB channel productioncapacity capacity Source: Port Hedland Port Authority — Annual Report 2007, Alannah MacTiernan — WA Minister for Planning and Infrastructure — media statement (23 October 2007), BHP Billiton 12 December 2007 investor presentation, BHP Billiton October 2007 analyst site visit presentation Rio Tinto Pilbara media visit — January 200810